TATA

82-3733

06010602

5th January 2006
BJ/SH-L2/50

Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

SUPPL

Dear Sirs,

This is to inform you that Af-Taab Investment Company Limited, a wholly owned subsidiary of Tata Power, has acquired 50,000 Equity Shares of NELCO Ltd. Consequently, NELCO Ltd. has become a subsidiary of Tata Power.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary &
Senior General Manager (Corporate Affairs)

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

PROCESSED
FEB 01 2006
THOMSON
FINANCIAL